EXHIBIT 99.1

News Release

For Immediate Release	Date: October 4, 2024
24-29-TR

Teck Announces Appointment of Lyndon Arnall as Executive Vice President and Chief Legal and Sustainability Officer

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) today announced the appointment of Lyndon Arnall as Executive Vice President and Chief Legal and Sustainability Officer, effective November 1, 2024. Mr. Arnall will succeed Charlene Ripley, who has confirmed her intention to retire at the end of this year.

“Lyndon brings to this role extensive experience in corporate law in the mining sector and beyond, as well as experience and a strong commitment to environmentally and socially responsible resource development,” said Jonathan Price, President and CEO. “I want to thank Charlene for her important contributions to Teck to strengthen our corporate legal service delivery and operations as part of her long and distinguished career, and wish her the best in her retirement.”

Mr. Arnall joins Teck from BHP, where he served for 12 years, most recently as Group General Counsel. Previously he had held a number of senior legal positions with BHP, as well as strategic and legal roles with Infosys, Musanada, Barclays, Hewlett-Packard and IBM.

As EVP and Chief Legal and Sustainability Officer, Mr. Arnall will be responsible for maintaining Teck’s leading sustainability performance, and supporting the business through legal, risk and compliance functions. He brings to the role 27 years of experience in corporate commercial, technology and resources law, and international experience from working in Singapore, the United States, Australia, Switzerland, the United Kingdom, the UAE, South Africa and Egypt. He holds a BA in Jurisprudence from the University of Oxford.

About Teck

Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621
fraser.phillips@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com